Issuer Free Writing Prospectus dated July 18, 2011

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated July 6, 2011

Registration Statement No. 333-173022

SunCoke Energy, Inc.

11,600,000 Shares

This free writing prospectus relates only to the shares of common stock described below and should be read together with the Preliminary Prospectus dated July 6, 2011 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-173022) and the free writing prospectus dated July 13, 2011 relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. To review a filed copy of the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1514705/000119312511182270/ds1a.htm

The following unaudited pro forma combined financial statements have been updated to give effect to the anticipated grant of approximately 1.8 million stock options and 0.3 million restricted stock units to certain executives and other key employees of SunCoke Energy, Inc. in connection with this offering. The following replaces the sections of the Preliminary Prospectus captioned “Unaudited Pro Forma Combined Financial Statements” and “Notes to the Unaudited Pro Forma Combined Financial Statements”:

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of SunCoke Energy, Inc. consist of an unaudited pro forma combined balance sheet as of March 31, 2011 and unaudited pro forma combined statements of income for the fiscal year ended December 31, 2010 and the three months ended March 31, 2011. The unaudited pro forma combined financial statements should be read in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Arrangements Between Sunoco and Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited combined financial statements and the corresponding notes for the year ended December 31, 2010 and our unaudited combined financial statements as of and for the three months ended March 31, 2011 and the corresponding notes included elsewhere in this prospectus.

The unaudited pro forma combined financial statements included in this prospectus have been derived from our historical combined financial statements included elsewhere in this prospectus and do not necessarily reflect what our financial position and results of operations would have been if we had operated as an independent, publicly-traded company during the periods shown. In addition, they are not necessarily indicative of our future results of operations or financial condition. The assumptions and estimates used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma combined financial statements give effect to the following transactions as if each had occurred on March 31, 2011 for the unaudited pro forma combined balance sheet and on January 1, 2010 for the unaudited pro forma combined statements of income:

•	The contribution of certain assets and liabilities of SunCoke to SunCoke Energy, Inc.

•	The issuance by SunCoke Energy, Inc. of $700 million aggregate value of long-term debt;

•	The payment of estimated debt financing fees of $15.5 million;

•

The contribution of The Claymont Investment Company LLC, a wholly owned subsidiary of Sunoco, to SunCoke Energy, Inc. concurrent with the separation of our business from Sunoco prior to this offering primarily to transfer certain intercompany receivables from and intercompany notes payable to our Jewell, Indiana Harbor, and other subsidiaries;

•	The repayment of intercompany debt payable to Sunoco of $575 million from a portion of the net proceeds of the long-term debt;

•	The grant of approximately 1.8 million stock options and 0.3 million restricted stock units to certain executives and other key employees of SunCoke Energy, Inc., in connection with this offering; and

•

The completion of this offering of 11,600,000 shares of common stock to the public at an assumed initial public offering price of $16.00 per share, the midpoint of the range shown on the cover of this prospectus. As all of the proceeds of this offering will be received by the debt exchange party, this offering has no impact on the pro forma financial statements.

Upon completion of the offering, SunCoke Energy, Inc. anticipates incurring incremental general and administrative costs (e.g., cost of tax return preparation, annual and quarterly reports to shareholders, investor relations and registrar and transfer agent fees) at an annual rate of approximately $15 million to $20 million, including incremental insurance costs. We estimate the nonrecurring operating costs that we will incur during transition to being a stand-alone public company to be approximately $10 million. The pro forma financial statements do not reflect any adjustment for these estimated incremental costs or adjustments to the general and administrative costs allocated to SunCoke Energy, Inc. by Sunoco, Inc. as described above.

SunCoke Energy, Inc.

Pro Forma Combined Balance Sheet (Unaudited)

March 31, 2011

(Dollars in thousands, except per share amounts)

	Historical	Financing Transactions		Separation Transactions			Pro Forma
Assets
Cash and cash equivalents	$10,956	$700,000 (15,500)	(A) (B)	$(575,000)		(C)	$120,456
Accounts receivable	65,646	—		—			65,646
Inventories	116,338	—		—			116,338
Prepaid firm purchase commitment for coke inventory	17,021	—		—			17,021
Interest receivable from affiliate	1,808	—		(1,808)		(D)	—
Deferred income taxes	552	—		—			552

Total current assets	212,321	684,500		(576,808)			320,013

Notes receivable from affiliate	289,000	—		(289,000)		(D)	—
Investment in Brazilian cokemaking operations	40,976	—		—			40,976
Properties, plants, and equipment, net	1,236,780	—		—			1,236,780
Mineral rights, net	54,801	—		—			54,801
Goodwill	9,388	—		—			9,388
Deferred charges and other assets	16,844	15,500	(B)	—			32,344

Total assets	$1,860,110	$700,000		$(865,808)			$1,694,302

Liabilities and Equity
Advances from affiliate	$953,034	—		$(575,000 (290,808 (87,226	) ) )	(C) (D) (E)	$—
Accounts payable	137,457	—		—			137,457
Accrued liabilities	54,280	—		—			54,280
Current portion of long-term debt	—	3,000	(A)	—			3,000
Taxes payable	10,297	—		—			10,297

Total current liabilities	1,155,068	3,000		(953,034)			205,034

Payable to affiliate	53,498	—		(53,498)		(E)	—
Long-term debt	—	697,000	(A)	—			697,000
Accrual for black lung benefits	26,863	—		—			26,863
Retirement benefit liabilities	43,687	—		—			43,687
Deferred income taxes	112,749	—		120,242		(F)	232,991
Asset retirement obligations	13,282	—		—			13,282
Other deferred credits and liabilities	21,543	—		—			21,543
Commitments and contingent liabilities

Total liabilities	1,426,690	700,000		(886,290)			1,240,400

Equity
Common stock, par value $0.01 per share (300,000,000 shares authorized; 70,000,000 shares issued and outstanding)	—	—		700		(G)	700
Additional paid in capital	—	—		397,730		(G)	397,730
Accumulated other comprehensive income	—	—		3,029		(G)	3,029
Net parent investment	380,977	—		140,724 (120,242 (401,459	) )	(E) (F) (G)	—

Total net parent investment/SunCoke Energy, Inc. stockholders’ equity	380,977	—		20,482			401,459
Noncontrolling interests	52,443	—		—			52,443

Total equity	433,420	—		20,482			453,902

Total liabilities and equity	$1,860,110	$700,000		$(865,808)			$1,694,302

SunCoke Energy, Inc.

Pro Forma Combined Statement of Income (Unaudited)

Year Ended December 31, 2010

(Dollars and shares in thousands, except per share amounts)

	Historical	Financing Transactions			Separation Transactions		Pro Forma
Revenues
Sales and other operating revenue	$1,316,547	$—			$—		$1,316,547
Other income, net	10,046	—			—		10,046

Total revenues	1,326,593	—			—		1,326,593

Costs and operating expenses
Cost of products sold and operating expenses	1,036,944	—			—		1,036,944
Selling, general and administrative expenses	67,232	—			5,000	(L)	72,232
Depreciation, depletion, and amortization	48,157	—			—		48,157

Total costs and operating expenses	1,152,333	—			5,000		1,157,333

Operating income	174,260	—			(5,000)		169,260

Interest income—affiliate	23,687				(23,687)	(M)	—
Interest income	35	—			—		35
Interest cost—affiliate	(5,435)				5,435	(M)	—
Interest cost	—	(44,750 (675 (2,200	) ) )	(H) (I) (J)	— — —		(47,625)
Capitalized interest	701	7,228		(K)	(701)	(M)	7,228

Total financing income (expense), net	18,988	(40,397)			(18,953)		(40,362)

Income before income tax expense	193,248	(40,397)			(23,953)		128,898
Income tax expense (benefit)	46,942	(13,735)		(N)	(8,144)	(M)	25,063

Net income	146,306	(26,662)			(15,809)		103,835
Less: Net income attributable to noncontrolling interests	7,107	—			—		7,107

Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders	$139,199	$(26,662)			$(15,809)		$96,728

Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share:
Basic							$1.38
Diluted							$1.38
Pro forma weighted-average shares of common stock outstanding:
Basic							70,000
Diluted							70,000

SunCoke Energy, Inc.

Pro Forma Combined Statement of Income (Unaudited)

Three Months Ended March 31, 2011

(Dollars and shares in thousands, except per share amounts)

	Historical	Financing Transactions			Separation Transactions		Pro Forma
Revenues
Sales and other operating revenue	$332,967	$—			$—		$332,967
Other income, net	351	—			—		351

Total revenues	333,318	—			—		333,318

Costs and operating expenses
Cost of products sold and operating expenses	281,329	—			—		281,329
Loss on firm purchase commitment	18,544	—			—		18,544
Selling, general and administrative expenses	16,160	—			1,250	(L)	17,410
Depreciation, depletion, and amortization	13,020	—			—		13,020

Total costs and operating expenses	329,053	—			1,250		330,303

Operating income	4,265	—			(1,250)		3,015

Interest income—affiliate	5,682	—			(5,682)	(M)	—
Interest income	35	—					35
Interest cost—affiliate	(1,500)				1,500	(M)	—
Interest cost	—	(11,188 (169 (550	) ) )	(H) (I) (J)			(11,907)
Capitalized interest	312	4,043		(K)	(312)	(M)	4,043

Total financing income (expense), net	4,529	(7,864)			(4,494)		(7,829)

Income (loss) before income tax expense	8,794	(7,864)			(5,744)		(4,814)
Income tax expense (benefit)	3,139	(1,718)		(O)	(1,255)	(O)	166

Net income (loss)	5,655	(6,146)			(4,489)		(4,980)
Less: Net loss attributable to noncontrolling interests	(6,171)	—			—		(6,171)

Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders	$11,826	$(6,146)			$(4,489)		$1,191

Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share:
Basic							$0.02
Diluted							$0.02
Pro forma weighted-average shares of common stock outstanding:
Basic							70,000
Diluted							70,000

SunCoke Energy, Inc.

Notes to the Unaudited Pro Forma Combined Financial Statements

1.	Pro Forma Adjustments and Assumptions

(A)	Represents the issuance of $700 million aggregate of long-term debt, consisting of $400 million aggregate principal amount of senior notes due 2019 that bear interest at an assumed rate of 8% and a $300 million secured term loan credit facility that bears interest at an assumed rate of LIBOR (with a floor of 1%) plus 3.25% and is due in 2018.

(B)	Reflects the payment of debt financing fees totaling $15.5 million in connection with the issuance of the long-term debt and an arrangement fee for the establishment of a $150 million five-year, secured revolving credit agreement. The debt financing fees and the revolving credit agreement fee will be capitalized and amortized over the life of the long-term debt and the revolving credit agreement, respectively.

(C)	Represents the repayment of intercompany debt totaling $575 million to Sunoco.

(D)	Reflects the contribution by Sunoco to SunCoke Energy, Inc. (“SunCoke Energy”) of The Claymont Investment Company LLC (“Claymont”) which contains assets and liabilities consisting of amounts due from SunCoke Energy and its subsidiaries and notes payable to the Jewell and Indiana Harbor partnerships. Prior to the contribution of Claymont, Sunoco will contribute to Claymont amounts due from SunCoke Energy to Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco (which are reflected in advances from affiliates in the SunCoke historical financial statements).

(E)	Reflects the elimination of intercompany payables from SunCoke Energy to Sunoco, which has been treated as a capital contribution.

(F)	Represents the elimination of deferred income tax assets related to tax credit carryforwards which have been recognized in connection with preparation of historical income tax provisions on a separate-return basis. These deferred income tax benefits have been previously realized or will be realized by Sunoco on its consolidated income tax returns and therefore will not be retained by SunCoke Energy.

(G)	Represents the reclassification of Sunoco’s remaining net parent investment after the separation transactions (see Notes (C)-(F) above) to common stock, $0.01 par value per share (70,000,000 shares issued and outstanding), additional paid-in capital and accumulated other comprehensive income that was previously included in net parent investment. There is no impact on SunCoke Energy’s common stock and additional paid-in capital accounts as a result of this offering since all of the proceeds of this offering will be received by the debt exchange party.

(H)	Reflects a change to interest cost as if the long-term debt was issued on January 1, 2010. The interest adjustments were computed using the assumed interest rates set forth in Note A. A 0.125 percent increase in the floating interest rate would result in a $0.4 million increase in annual interest expense on the $300 million secured term loan credit facility. A 0.125 percent variance in the assumed interest rate on the aggregate long-term debt would change annual interest expense by $0.9 million.

(I)	Reflects a change to interest cost for the expense attributable to an annual availability fee on the $150 million secured revolving credit facility, which is assumed to be 0.375 percent per year.

(J)	Reflects a change to interest cost for the amortization of debt financing fees over eight years for the senior notes, seven years for the secured term loan credit facility and five years for the revolving credit agreement, respectively (see Note B above).

(K)	Reflects the capitalization of external interest costs to reflect borrowing costs associated with the issuance of long-term debt (see Notes H and I above). The adjustment was computed by applying the assumed weighted-average interest rate for the long-term debt of 6.39 percent to the average cumulative capital construction costs of the respective projects during the applicable period. (The assumed interest rates for the new borrowings are higher than the historical rate which increases the capitalized interest for the applicable periods.) The average cumulative capital expenditures on which interest was capitalized totaled $113.1 and $253.1 million for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively.

(L)	Reflects recognition of estimated equity based compensation expense related to grants of approximately 1.8 million stock options and 0.3 million restricted stock units to certain executives and key employees of SunCoke Energy assuming a $16 price per share (the midpoint of the range set forth on the cover of this prospectus).

(M)	Reflects the elimination of: (1) interest income-affiliate primarily due to the contribution of Claymont to SunCoke Energy, (2) the interest cost-affiliate related to balances that will be settled as a result of these transactions and (3) the capitalization of interest cost-affiliate attributable to construction projects (see Notes D, E and K above).

(N)	Tax effect at 34 percent of pro forma adjustments to pretax income, SunCoke Energy’s effective statutory tax rate excluding tax credits.

(O)	Tax effect of 22 percent includes the impact of the pro forma adjustments as well as their projected impact on the estimated annual effective statutory tax rate used to compute the first quarter historical tax provision.

2.	Pro Forma Net Income Attributable to SunCoke Energy, Inc. Stockholders Per Share

Pro forma net income attributable to SunCoke Energy stockholders per share is determined by dividing the pro forma net income attributable to SunCoke Energy stockholders by the number of shares of common stock expected to be outstanding at the closing of this offering.

Although the Company expects to issue certain incentive stock awards in connection with this offering, such awards are not expected to be immediately dilutive because substantially all of such awards would be assumed repurchased under the treasury stock method used to determine outstanding common stock equivalents, and the assumed issuance and repurchase prices would be equal. In addition, potential SunCoke Energy stock awards that may be issued due to the modification of outstanding Sunoco equity awards in connection with the expected future distribution of the shares of SunCoke Energy common stock by Sunoco to holders of its common stock have also been excluded from the computation of the pro forma net income attributable to SunCoke Energy, Inc. shareholders and diluted earnings per share because the amount and timing of such awards cannot be determined at this time. Any such modifications are contingent upon the completion of the distribution by Sunoco to its shareholders. It is possible that future earnings per share may be diluted by the new awards expected to be granted or by the modification of outstanding Sunoco equity awards. For a further discussion of these matters, see “Post-Offering SunCoke Equity Awards Grant” and “Arrangements Between Sunoco and Our Company—Employee Matters.”

* * *

The following replaces the section of the Preliminary Prospectus captioned “ Management—Post-Offering SunCoke Equity Award Grants”:

Post-Offering SunCoke Equity Award Grants

We currently anticipate that, in connection with this offering, we will grant to certain of our employees equity awards with a total value of approximately $15 million, comprised of stock units with an estimated grant date value of approximately $5 million and stock options with an estimated grant date value of approximately $10 million. Based on an assumed value of $16.00 per share of SunCoke common stock, representing the midpoint of the range shown on the cover of this prospectus, we currently anticipate granting approximately 0.3 million stock units and 1.8 million stock options to SunCoke employees in connection with this offering. The actual number of stock units and stock options that we grant will depend on the grant date fair market value of our stock on the first day of public trading following this offering. The foregoing amounts include awards to Messrs. Henderson and Thomson pursuant to their letter agreements described under “Management—Compensation Discussion and Analysis—SunCoke’s Anticipated Compensation Program Following This Offering—Letter Agreements,” as well as awards pursuant to offer letters that we have entered into with respect to certain of our employees. The SunCoke stock options granted in connection with this offering (1) will have a ten-year term, (2) will have a per-share exercise price equal to the average of the high and low prices of SunCoke common stock on the date of grant and (3) generally will vest in three equal annual installments, on the first, second and third anniversaries of the date of grant (in each case subject to continued employment through the applicable vesting date). The SunCoke stock units granted in connection with this offering will generally vest as follows: (1) 50% of each SunCoke stock unit award generally will vest in three equal annual installments, on the first, second and third anniversaries of the date of grant and (2) the remaining 50% of each SunCoke stock unit award will vest on the fourth anniversary of the date of grant (in each case subject to continued employment through the applicable vesting date). All SunCoke equity awards granted in connection with this offering will accelerate upon certain qualifying terminations of employment within twenty-four months following a change in control of SunCoke. The terms of certain SunCoke equity awards to be granted to Mr. Henderson and Mr. Thomson in connection with this offering will have vesting terms that vary from those set forth above based on the terms of their individual letter agreements described under “Management—Compensation Discussion and Analysis—SunCoke’s Anticipated Compensation Program Following This Offering—Letter Agreements.” The grant of the awards described in this paragraph and the terms of any such awards are subject to approval by the SunCoke Compensation Committee or its designated subcommittee. In addition, while this paragraph describes our current intention, it is possible that the SunCoke Compensation Committee or its designated subcommittee will determine to grant awards with a greater or lesser value than the values described in this paragraph.

Forward-Looking Statements

This document contains forward-looking information including certain of our expectations for the quarter ended June 30, 2011. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, that could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to:

•	changes in levels of production, production capacity, pricing and/or margins for metallurgical coal and coke;

•	variation in availability, quality and supply of metallurgical coal used in the cokemaking process, including as a result of non-performance by our suppliers;

•	effects of railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•	changes in the marketplace that may affect supply and demand for our metallurgical coal and/or coke products;

•	our relationships with, and other conditions affecting, our customers;

•	the deferral of contracted shipments of coal, or coke, by our customers;

•	severe financial hardship or bankruptcy of one of more of our major customers, or the occurrence of other events affecting our ability to collect payments from our customers;

•	volatility and cyclical downturns in the carbon steel industry and other industries in which our customers operate;

•	our ability to secure new coal supply agreements or to renew existing coal supply agreements;

•	our ability to enter into new long-term agreements, upon favorable terms, for the supply of metallurgical coke to domestic and/or foreign steel producers;

•	our ability to acquire or develop coal reserves in an economically feasible manner;

•	defects in title or the loss of one or more mineral leasehold interests;

•

effects of geologic conditions, weather, natural disasters and other inherent risks beyond our control, on both our coal mining operations and/or cokemaking facilities; and the supply and demand for our coal and coke production;

•

age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in our coal mining and/or cokemaking operations, and in the operations of our major customers and/or suppliers;

•	changes in the expected operating levels of our assets;

•	our ability to meet minimum volume requirements, coal-to-coke yield standards and coke quality requirements in our coke sales agreements;

•	disruptions in the quantities of coal produced by our contract mine operators;

•	our ability to obtain and renew mining permits, and the availability and cost of surety bonds needed in our coal mining operations;

•	availability of skilled employees for our coal mining and/or cokemaking operations, and other workplace factors;

•	changes in the level of capital expenditures or operating expenses, including any changes in the level of environmental capital, operating or remediation expenditures;

•

effects of adverse events relating to the operation of our facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	changes in product specifications for either the coals or coke that we produce;

•	ability to identify acquisitions, execute them under favorable terms and integrate them into our existing businesses and have them perform at anticipated levels;

•	ability to enter into joint ventures and other similar arrangements under favorable terms;

•	changes in the availability and cost of equity and debt financing;

•	our ability to service our outstanding indebtedness;

•	our ability to comply with the restrictions imposed by our financing arrangements;

•	impact on our liquidity and ability to raise capital as a result of changes in the credit ratings assigned to our indebtedness;

•	changes in credit terms required by our suppliers;

•	changes in insurance markets impacting costs and the level and types of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for inventories, leases and/or pensions;

•	changes in financial markets impacting pension expense and funding requirements;

•	risks related to labor relations and workplace safety;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners;

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations, including those relating to the environment and global warming;

•	the accuracy of our estimates of reclamation and other mine closure obligations;

•	the existence of hazardous substances or other environmental contamination on property owned or used by us;

•	the availability of future permits authorizing the disposition of certain mining waste;

•	claims of our noncompliance with any statutory and regulatory requirements;

•	changes in the status of, or initiation of new litigation, arbitration, or other proceedings to which we are a party or liability resulting from such litigation, arbitration, or other proceedings;

•	the possibility that Sunoco may not effect its currently intended distribution of its remaining equity stake in our company;

•	conflicts of interests due to Sunoco’s controlling interest in us and the limited liability of our directors and officers for breach of fiduciary duty;

•	historical combined and pro forma financial data may not be reliable indicator of future results;

•	incremental costs as a stand-alone public company;

•	our substantial indebtedness;

•	certain covenants in our debt documents; and

•

substantial fluctuation in the price of our common stock, the absence of an active trading market for our common stock or the future sale of our common stock or the perception that such a sale could occur.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made herein. Other factors not discussed herein could also have material adverse effects on us. All forward-looking statements included herein are expressly qualified in their entirety by the foregoing cautionary statements. We do not intend to update any forward-looking statement after the date of this document, except as required by applicable law.

Availability of Prospectus

SunCoke has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SunCoke has filed with the SEC for more complete information about SunCoke and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a prospectus may be obtained from Credit Suisse by calling 1-800-221-1037, BofA Merrill Lynch by calling 1-866-500-5408, or Goldman, Sachs & Co. by calling 1-866-471-2526.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.